Exhibit 12.1

Simmons First National Corporation
Computation of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividend

	Six Months Ended June 30,		Year Ended December 31,
(In thousands, except ratios)	2018	2017	2017	2016	2015	2014	2013
Fixed Charges:
Interest on deposits	$34,058	$9,020	$27,756	$15,217	$15,248	$9,079	$8,399
Interest on borrowings	17,546	4,113	12,318	6,582	7,105	4,892	3,864
Estimated interest on rental expense	2,183	1,159	2,569	2,301	2,167	1,663	1,264
Fixed charges before preferred stock dividends	53,787	14,292	42,643	24,100	24,520	15,634	13,527
Preferred stock dividends pre-tax income requirements	—	—	—	39	423	—	—
Total combined fixed charges and preferred stock dividends, including interest on deposits (A)	53,787	14,292	42,643	24,140	24,943	15,634	13,527
Less: Interest on deposits	34,058	9,020	27,756	15,217	15,248	9,079	8,399
Total combined fixed charges and preferred stock dividends, excluding interest on deposits (B)	$19,729	$5,272	$14,887	$8,923	$9,695	$6,555	$5,128

Earnings:
Pretax income from continuing operations	$132,623	$65,936	$154,923	$143,414	$107,007	$50,290	$32,536
Fixed charges including interest on deposits	53,787	14,292	42,643	24,100	24,520	15,634	13,527
Earnings, including interest on deposits (C)	186,410	80,228	197,566	167,514	131,527	65,924	46,063
Less: Interest on deposits	34,058	9,020	27,756	15,217	15,248	9,079	8,399
Earnings, excluding interest on deposits (D)	$152,352	$71,208	$169,810	$152,297	$116,279	$56,845	$37,664

Ratio of earnings to combined fixed charges and preferred dividend:
Including interest on deposits (C/A)	3.47	5.61	4.63	6.94	5.27	4.22	3.41
Excluding interest on deposits (D/B)	7.72	13.51	11.41	17.07	11.99	8.67	7.35